

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2012

Dr. Johnny R. Thomas
Chief Executive Officer
Blue Earth, Inc.
2298 Horizon Ridge Parkway
Suite 205
Henderson, Nevada 89052

> **Re:** **Blue Earth, Inc.**
> **Amendment No. 4 to Form 10-K for the fiscal year ended December 31, 2010**
> **Filed December 30, 2011**
> **Amendment No. 1 to Form 10-Q for the quarterly period ended**
> **September 30, 2011**
> **Filed December 30, 2011**
> **Amendment No. 4 to Form 8-K dated December 30, 2010**
> **Filed January 3, 2012**
> **Amendment No. 1 to Form 8-K dated September 7, 2011**
> **Filed November 22, 2011**
> **File No. 333-148346**

Dear Dr. Thomas:

    We have reviewed your response letter dated December 30, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form 10-K for the Fiscal Year Ended December 31, 2010 filed December 30, 2011

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 41

1.   We note that in response to prior comment 7, you added a reconciling item to deduct the loss from discontinued operations for 2009 but not for 2010. Please revise or tell us why the current presentation for 2010 is appropriate.

Note 4. Commitments and Contingencies, page 50

2.   We note your response to prior comment 10. Please refer to ASC 718-10-35-2 and 718-10-55-67 and specifically address how you considered the terms of the warrants which allow them to vest if Dr. Thomas exercises them and purchases common stock. Explain this term of the warrants further and why you believe the service conditions are substantive.

Item 9A. Controls and Procedures, page 64

3.   We note that management concluded that both disclosure controls and procedures and internal control over financial reporting are not effective as of December 31, 2010. Please amend your Form 10-K consistent with Item 308(a)(3) of Regulation S-X to include a discussion of any material weakness in the company's internal control over financial reporting identified by management.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2011 filed December 30, 2011

Note 3. Significant Events, page 8

4.   We continue to note that you show full pro forma financial information in Note 3 on page 11 which is contrary to your response to prior comment 24. As previously requested, please revise the pro forma presentation in future filings, including any amendments, to only include the pro forma information required by ASC 805-10-50-2 related to revenues and earnings.

5.   We continue to note that you have not disclosed, as requested in prior comment 25, the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Please revise future filings to include this information.

6. With respect to the Xnergy acquisition, we note that you valued the common shares issued at $1.72 based upon the average closing price of your common stock from September 8, through September 26, 2011. Please explain why you did not use the closing market value of your common shares on September 7, 2011, the date of the acquisition, of $1.54 in determining the fair value of the consideration. Discuss how you applied ASC 805-30-30-7.

7. We note that you valued the intangible asset related to the customer base acquired from Xnergy based upon the excess of the purchase price over the market value of the fixed assets acquired and liabilities assumed. Please tell us how you considered ASC 805-20-30-1 which requires you to measure identifiable assets acquired at their acquisition date fair value. Please see similar comment below on Castrovilla.

Amendment No. 4 to Form 8-K dated December 30, 2010 filed January 3, 2012

Exhibit 99.2

Notes to Unaudited Pro Forma Consolidated Financial Statements

8. Further to your response to prior comments 35 and 36, we note that ASC 805-10-20 defines the acquisition date as the date on which the acquirer obtains control of the acquiree. Based on your disclosures, it appears that you did not obtain control of Humitech and Castrovilla until January 19, 2011 when the market price of your common stock closed at $1.55. We note that the agreement was structured so that you benefited from those businesses retroactively to January 1, 2011 but you did not control the entities on that date. Please explain how you applied ASC 805-10-20 and 805-30-30-7 in determining the acquisition price and include further explanation of how you determined the date upon which you obtained control and why.

9. Further to your response to prior comment 37, we continue to note that you valued the intangible asset related to the distributorship acquired from Humitech based upon the excess of the purchase price over the market value of the fixed assets acquired and liabilities assumed. While you refer to ASC 805-20-25-10, you should discuss how you considered ASC 805-20-30-1 which requires you to measure identifiable assets acquired at their acquisition date fair value.

10. In this regard, please show us how you determined the fair value of each of the customer base and the distributorship. We note that you only paid $658,928 for Humitech to acquire the distributorship and the other assets and liabilities. As such, please explain how the distributorship is valued in excess of the purchase price of Humitech's assets. Explain whether the customer base relates to Castrovilla or Humitech and why.

<u>Amendment No. 1 to Form 8-K dated September 7, 2011 filed November 22, 2011</u>

11.   We note that you acquired Xnergy, Inc. and its wholly-owned subsidiary HVAC Controls & Specialties, Inc. on September 7, 2011. Please amend your Form 8-K to include the interim financial statements required by Item 9.01 of Form 8-K and Rules 8-03 and 8-04 of Regulation S-X – i.e., for the six month periods ended June 30, 2011 and June 30, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 511-3604 or me at (202) 551-3671 with any questions.

                                                        Sincerely,

                                                        /s/ Martin James

                                                        Martin James
                                                        Senior Assistant Chief Accountant

cc via e-mail: Elliot H. Lutzker, Esq.